Exhibit 99.1

Zhaopin Limited Reports Third Quarter Fiscal Year 2015 Financial Results

BEIJING, May 26, 2015 /PRNewswire/ — Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the third quarter ended March 31, 2015.

Throughout the release, one ADS represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Third Quarter Fiscal Year 2015 Financial Highlights

Percentage growth metrics refer to third quarter fiscal year 2015 (“Q3 FY15”) compared to third quarter fiscal year 2014 (“Q3 FY14”)

•	Total revenues increased 18.1% to RMB317.5 million (US$51.2 million), exceeding the upper end of the Company’s revenue guidance by RMB2.5 million (US$0.4 million).
•	Online recruitment services revenues increased 20.8% to RMB261.7 million (US$42.2 million).
•	Gross margin was 89.2% compared to 90.3% during Q3 FY14.
•	Net income increased 33.9% to RMB58.1 million (US$9.4 million).
•	Excluding share-based compensation expense, non-GAAP[1] net income increased 21.4% to RMB63.9 million (US$10.3 million).
•	Basic and diluted net income per ADS were RMB1.10 (US$0.18) and RMB1.02 (US$0.16), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB1.22 (US$0.20) and RMB1.14 (US$0.18), respectively.
•	Net cash[2] was RMB1.48 billion (US$238.3 million or equivalent to net cash per ADS of US$4.46) as of March 31, 2015.

“Zhaopin had another strong quarter of solid operational and financial growth as we again exceeded the upper end of our revenue guidance,” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin. “Our expansion strategy continues to deliver strong results as we further penetrate into China’s vast small-and medium-sized enterprise (“SME”) market by serving 291,563 unique customers[3] during the quarter, an increase of 24.0% over the same period last year. By focusing on the needs of job seekers and delivering value to customers, we have strengthened our network effect and further solidified Zhaopin’s market position as China’s leading career platform[4].  We are excited and confident in Zhaopin’s ability to take advantage of the numerous growth opportunities ahead of it as our business continues its growth trajectory.”

“Our strong market position allows us to generate significant cash flows and deploy it throughout our business in areas where we expect to see the highest rates of return. We launched a number of new products during the past quarter, including ‘Quick Feedback’ and ‘Easy Hire,’ which have broadened our mobile service offerings and enhanced the user experience by streamlining the recruitment process for both job seekers and employers. Highpin, Zhaopin’s high-end online recruitment platform, also continues to grow rapidly as new functionalities were added and demand for experienced white collar workers in China increases. The expanding suite of products has also enabled us to better meet the needs of employers by cross and up-selling of our growing portfolio of service offerings. We are confident in our ability to deliver more value to employers and job seekers as we look forward to closing out our fiscal year with another strong quarter.”

Third Quarter Fiscal Year 2015 Unaudited Financial Results

Revenues

Total revenues were RMB317.5 million (US$51.2 million) in Q3 FY15, an increase of 18.1% from RMB268.8 million in Q3 FY14.

[1] Non-GAAP results exclude share-based compensation. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

[2] Net cash equals total cash less total bank loans. Total cash include time deposits and restricted time deposits of RMB454.6 million and restricted cash of RMB4.1 million.

[3] A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

[4] Zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2014 and in each of the first three months of 2015, as per iResearch Public Data.

1

Online recruitment services revenues for Q3 FY15 were RMB261.7 million (US$42.2 million), a 20.8% increase from RMB216.7 million for Q3 FY14. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 291,563 unique customers during Q3 FY15, representing a 24.0% increase compared with 235,109 unique customers served during Q3 FY14. The increase was primarily driven by increased efforts to acquire and retain customers and a result of the Company’s strategic focus on continued geographic expansion and acquisition of new customers. As anticipated, average revenue per unique customer (“ARPU”) decreased by 2.6% during Q3 FY15 as compared to Q3 FY14 primarily due to our strategic focus of acquiring new customers, who generally purchase introductory and lower-priced services at first. The growth in unique customers is a result of the Company’s strategic focus on continued geographic expansion and acquisition of new customers.

Other services revenues[5] for Q3 FY15 were RMB55.7 million (US$9.0 million), representing an increase of 6.9% from RMB52.1 million during Q3 FY14. The increase in other services revenues was primarily due to growth from assessment and campus recruitment services. Growth in assessment services was mainly driven by increased market demand and the Company’s focus on key industries while growth in campus recruitment services was driven primarily by the increase in number of campus recruiting events the Company organized. Revenue growth of other services moderated during the quarter as competition intensifies.

Other services revenues refer to revenues from campus recruitment services, assessment services, and other human resource related services, which are various complementary services that cater to the different needs in a job seeker’s career life cycle, from college to graduation, first time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers. The continued strong financial results in other services revenues are validation of our ability and effectiveness of our services to meet the evolving needs of job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q3 FY15 was RMB279.3 million (US$45.1 million), an increase of 17.4% from RMB237.9 million for Q3 FY14.

Gross margin for Q3 FY15, as measured by gross profit as a percentage of net revenues, was 89.2%, compared with 90.3% for Q3 FY14. The slight decline in gross margin for Q3 FY15 primarily resulted from the Company’s lower gross margin on campus recruitment and assessment services compared with the same period last year due to intensified competition.

Operating Expenses

Operating expenses for Q3 FY15 were RMB216.4 million (US$34.9 million), representing an increase of 17.3% from RMB184.6 million for Q3 FY14.

•	Sales and marketing expenses for Q3 FY15 were RMB156.4 million (US$25.2 million), representing an increase of 21.9% from RMB128.4 million for Q3 FY14. The increase was primarily due to increases in advertising expenses, sales headcount and compensation, higher rental costs and business development expenses. As a percentage of net revenues, sales and marketing expenses increased from 48.7% for Q3 FY14 to 50.0% for Q3 FY15 primarily as a result of increased spending on both online and offline advertising activities in support of growth during recruiting peak season. Sales and marketing expenses for Q3 FY15 included share-based compensation expenses of RMB0.05 million (US$0.01 million), compared to RMB0.2 million in Q3 FY14.

•	General and administrative expenses for Q3 FY15 were RMB60.0 million (US$9.7 million), representing a 6.8% increase from RMB56.2 million for Q3 FY14. The increase was primarily driven by an increase in employee compensation costs, depreciation, and rental expenses associated with the relocation and expansion of the Company’s offices to support growth in several cities, which was partially offset by a decline in share-based compensation expenses. As a percentage of net revenues, general and administrative expenses decreased from 21.3% for Q3 FY14 to 19.2% for Q3 FY15 primarily due to a decrease in share-based compensation expenses. Share-based compensation expenses decreased from RMB9.1 million for Q3 FY14 to RMB5.8 million (US$0.9 million) for Q3 FY15 because a RMB6.2 million one-time charge of share-based compensation expenses for certain options immediately vested on the grant date was recognized in Q3 FY14.

Income from Operations

Income from operations for Q3 FY15 was RMB62.8 million (US$10.1 million), representing a 17.8% increase from RMB53.3million for Q3 FY14. Operating margin, as measured by income from operations as a percentage of net revenues, was 20.1% in Q3 FY15, compared with 20.2% in Q3 FY14. In Q3 FY15, the Company recognized total share-based compensation expenses of RMB5.9 million (US$0.9 million) compared with RMB9.3 million in Q3 FY14. Excluding share-based compensation expenses, non-GAAP income from operations for Q3 FY15 was RMB68.7 million (US$11.1 million), as compared to RMB62.7 million during Q3 FY14. Excluding share-based compensation expenses, operating margin would be 21.9% in Q3 FY15, compared with 23.8% in Q3 FY14.

[5] Starting from the second quarter of fiscal year 2015, the Company has presented its revenues from campus recruitment services, assessment services and other human resource related revenues in aggregate as other services revenue. The Company stream-lined the management of these business lines and finds that it provides greater clarity to present revenues from these business lines in one group due to the significant cross-selling that takes place among them.

2

Investment and Interest Income, net

Net investment and interest income for Q3 FY15 was RMB6.2 million (US$1.0 million), representing a 382.1% increase from RMB1.3 million for Q3 FY14. The significant increase in net investment and interest income was primarily due to interest income from bank deposits and investment income from principal-protected wealth management products.

Other Income, net

Other income, net for Q3 FY15 was RMB0.9 million (US$0.1 million), representing a 9.8% decrease from RMB1.0 million for Q3 FY14. Other income mainly represents the fair value change of a cross-currency interest rate swap arrangement with a foreign bank in Q3 FY15.

Net Income

Net income for Q3 FY15 was RMB58.1 million (US$9.4 million), representing a 33.9% increase from RMB43.4 million for Q3 FY14. The income tax expenses for Q3 FY15 was RMB12.1 million (US$2.0 million), representing a 12.9% decrease from RMB13.9 million for Q3 FY14, primarily due to reduced withholding tax on undistributed earnings of subsidiaries in China.

Non-GAAP net income for Q3 FY15 was RMB63.9 million (US$10.3 million), a 21.4% increase from RMB52.7 million for Q3 FY14.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q3 FY15 were RMB1.10 (US$0.18) and RMB1.02 (US$0.16) respectively, compared with basic and diluted net income per ADS of RMB1.00 and RMB0.92, respectively for Q3 FY14.

Non-GAAP basic and diluted net income per ADS for Q3 FY15 were RMB1.22 (US$0.2) and RMB1.14 (US$0.18) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.22 and RMB1.12, respectively for Q3 FY14.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of March 31, 2015, the Company had cash and cash equivalents, restricted cash and time deposits of RMB1,769.1 million (US$285.4 million), a 6.4% increase from RMB1,662.1 million as of December 31, 2014. The increase was mainly attributable to strong net cash flows generated from operating activities and proceeds from the exercise of employee stock options during Q3 FY15.

Net cash flow generating from operating activities in Q3 FY15 amounted to RMB78.6 million (US$12.7 million), representing an increase of 5.1% from RMB74.8 million in the same period of last fiscal year.

Nine Months Ended March 31, 2015 Unaudited Financial Results

Total revenues for the nine months ended March 31, 2015 were RMB952.8 million (US$153.7 million), an increase of 19.7% from RMB796.2 million for the same period in 2014.

Online recruitment services revenues for the nine months ended March 31, 2015 were RMB778.6 million (US$125.6 million), a 21.5% increase from RMB641.1 million for the same period in 2014.

Gross profit for the nine months ended March 31, 2015 was RMB847.5 million (US$136.7 million), an increase of 20.4% from RMB704.1 million for the same period in 2014.

Income from operations for the nine months ended March 31, 2015 increased 26.5% to RMB203.0 million (US$32.7 million) from RMB160.4 million for the same period in 2014.

Net income for the nine months ended March 31, 2015 was RMB179.5 million (US$29.0 million), representing a 36.9% increase from RMB131.2 million for the same period in 2014.

Non-GAAP net income for the nine months ended March 31, 2015 was RMB200.4 million (US$32.3 million), a 30.0% increase from RMB154.1 million for the same period in 2014.

Basic and diluted net income per ADS for the nine months ended March 31, 2015 were RMB3.48 (US$0.56) and RMB3.18 (US$0.52) respectively, compared with basic and diluted net income per ADS of RMB3.18 and RMB2.80, respectively for the same period in 2014.

Non-GAAP basic and diluted net income per ADS for the nine months ended March 31, 2015 were RMB3.88 (US$0.62) and RMB3.56 (US$0.58) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB3.74 and RMB3.30, respectively for the same period in 2014.

Business Outlook

Based on current market conditions and the Company’s current operations, total estimated revenues for the fourth quarter fiscal year 2015 are expected to be in the range of RMB320 million (US$51.6 million) to RMB330 million (US$53.2 million) , representing a 13.0%-16.0% increase from the same period last year. This represents management's current, preliminary view, which is subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.1990 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2015.

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Recent Developments

On March 16, 2015, the Company announced the strengthening of its mobile services and the enhancement of user experience with the launch of its 'Quick Feedback' and 'Easy Hire' products. Quick Feedback is a multi-channel PC and mobile-based product that allows employers to provide instant feedback to job applicants once the application has been submitted. Easy Hire is a mobile-based product that provides employers with a user-friendly interface to track applications to their job postings and offer quick feedback through WeChat, the most popular mobile messaging app in China, anytime anywhere. Both user-friendly products will further broaden the Company’s mobile service offerings and allow it to better meet the needs of its customers and job seekers by enhancing user experience and making the recruitment process more efficient and streamlined for both job seekers and employers.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin’s management will host an earnings conference call on Tuesday, May 26, 2015 at 9:00 p.m. U.S. Eastern Daylight Time (9:00 a.m. Beijing / Hong Kong Time on May 27, 2015).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272

U.S. Toll Free:	+1-888-346-8982

Hong Kong Toll Free:	800-905945

Mainland China Toll Free:	4001-201203

Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Daylight Time, June 2, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10064762

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

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About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career-focused website in China as measured by average daily unique visitors in each month of 2014 and in each of the first three months of 2015. Zhaopin is the second largest online recruitment services provider as measured by revenues in 2014. The Company’s over 97.3 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2014, approximately 18.1 million job postings[6] were placed on Zhaopin’s platform by 335,168 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

[6]Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

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ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per	For the Three Months Ended
share and per ADS data)	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)

Revenues
Online recruitment services	216,704	261,747	42,224
Other services revenues	52,105	55,703	8,985
Total Revenues	268,809	317,450	51,209
Less: Business tax and surcharges	(5,309)	(4,413)	(712)
Net Revenues	263,500	313,037	50,497
Cost of services	(25,602)	(33,759)	(5,446)
Gross profit	237,898	279,278	45,051
Operating expenses:
Sales and marketing expenses	(128,378)	(156,442)	(25,237)
General and administrative expenses	(56,175)	(60,001)	(9,679)
Total operating expenses	(184,553)	(216,443)	(34,916)
Income from operations	53,345	62,835	10,135
Other income:
Foreign currency exchange gain	1,688	319	52
Investment and interest income, net	1,279	6,166	995
Other income, net	1,002	904	146
Income before income tax expenses	57,314	70,224	11,328
Income tax expenses	(13,943)	(12,138)	(1,958)
Net income	43,371	58,086	9,370
Add: Net income attributable to the non-controlling interest shareholders	(400)	(307)	(50)
Net income attributable to Zhaopin Limited’s shareholders	42,971	57,779	9,320
Less: Income allocated to participating preferred shareholders	(170)	-	-
Net income attributable to ordinary shareholders	42,801	57,779	9,320

Net income per share:
-Basic	0.50	0.55	0.09
-Diluted	0.46	0.51	0.08
Net income per ADS:
-Basic	1.00	1.10	0.18
-Diluted	0.92	1.02	0.16
Weighted average number of shares used in computing net income per share:
-Basic	85,122,375	104,215,054	104,215,054
-Diluted	93,762,624	112,252,634	112,252,634

Comprehensive income:
Net income	43,371	58,086	9,370
Foreign currency translation adjustment, net of tax	(1,428)	592	95
Total comprehensive income	41,943	58,678	9,465

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ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for number of shares and ADS and per	For the Nine Months Ended
share and per ADS data)	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
	(a)	(a)	(a)

Revenues
Online recruitment services	641,054	778,634	125,606
Other services revenues	155,143	174,190	28,100
Total Revenues	796,197	952,824	153,706
Less: Business tax and surcharges	(17,363)	(13,879)	(2,239)
Net Revenues	778,834	938,945	151,467
Cost of services	(74,718)	(91,456)	(14,753)
Gross profit	704,116	847,489	136,714
Operating expenses:
Sales and marketing expenses	(375,707)	(455,266)	(73,443)
General and administrative expenses	(168,005)	(189,250)	(30,529)
Total operating expenses	(543,712)	(644,516)	(103,972)
Income from operations	160,404	202,973	32,742
Other income/(expenses):
Foreign currency exchange gain	1,672	47	8
Investment and interest income, net	5,754	14,821	2,391
Other income/(expense), net	2,008	(1,159)	(187)
Income before income tax expenses	169,838	216,682	34,954
Income tax expenses	(38,685)	(37,193)	(6,000)
Net income	131,153	179,489	28,954
Add: Net income attributable to the non-controlling interest shareholders	(328)	(872)	(141)
Net income attributable to Zhaopin Limited’s shareholders	130,825	178,617	28,813
Less: Income allocated to participating preferred shareholders	(537)	-	-
Net income attributable to ordinary shareholders	130,288	178,617	28,813

Net income per share:
-Basic	1.59	1.74	0.28
-Diluted	1.40	1.59	0.26
Net income per ADS:
-Basic	3.18	3.48	0.56
-Diluted	2.80	3.18	0.52
Weighted average number of shares used in computing net income per share:
-Basic	82,101,867	102,874,054	102,874,054
-Diluted	93,149,224	112,035,365	112,035,365

Comprehensive income:
Net income	131,153	179,489	28,954
Foreign currency translation adjustment, net of tax	834	(469)	(76)
Total comprehensive income	131,987	179,020	28,878

(a) The above condensed consolidated statements of comprehensive income have been prepared as if the recently acquired CJOL from Jobs DB had been in existence throughout the periods presented since the inception of common control on February 19, 2013 in accordance with ASC 805-50.

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ZHAOPIN LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of March 31
(Amounts in thousands, except for number of shares)	2014	2015	2015
	RMB	RMB	US$
		(Unaudited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	1,035,425	1,310,426	211,393
Restricted cash	-	4,101	662
Time deposits and restricted time deposits	141,393	324,404	52,332
Accounts receivable, net	15,600	20,661	3,333
Amounts due from a related party	2,378	2,378	384
Prepayments and other current assets	78,864	161,579	26,065
Deferred tax assets	11,493	18,076	2,916
Total current assets	1,285,153	1,841,625	297,085
Non-current assets:
Restricted cash	8,024	-	-
Restricted time deposits	351,872	130,177	21,000
Property and equipment, net	46,271	49,190	7,935
Intangible assets, net	21,523	20,189	3,257
Goodwill	62,548	62,548	10,090
Other non-current assets	4,106	4,126	666
Deferred tax assets	153	2,600	419
Total non-current assets	494,497	268,830	43,367
TOTAL ASSETS	1,779,650	2,110,455	340,452
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	128,135	206,260	33,273
Amount due to related parties	990	1,410	227
Accounts payable	3,701	6,317	1,019
Deferred revenues	484,209	540,475	87,187
Salaries and welfare payable	88,038	93,930	15,152
Taxes payable	55,780	98,198	15,841
Accrued expense and other current liabilities	96,365	121,676	19,629
Total current liabilities	857,218	1,068,266	172,328
Non-current liabilities:
Deferred revenues	4,460	7,952	1,283
Long-term bank loans	291,044	85,841	13,848
Deferred tax liabilities	9,125	10,959	1,768
Total liabilities	1,161,847	1,173,018	189,227
Shareholders' equity:
Ordinary shares	6,799	7,224	1,165
Additional paid-in capital	1,330,038	1,470,227	237,172
Statutory reserves	10,706	11,258	1,816
Accumulated other comprehensive loss	(1,684)	(2,153)	(347)
Accumulated deficit	(737,695)	(559,630)	(90,277)
Non-controlling interests	9,639	10,511	1,696
Total shareholders' equity	617,803	937,437	151,225
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,779,650	2,110,455	340,452

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Reconciliations of GAAP and Non-GAAP results (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	57,314	70,224	11,328
Add back: share-based compensation expenses	9,307	5,853	944
Non-GAAP income before income tax expenses	66,621	76,077	12,272
GAAP income tax expenses	(13,943)	(12,138)	(1,958)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(13,943)	(12,138)	(1,958)
Non-GAAP net income	52,678	63,939	10,314
Add: Net income attributable to the non-controlling interest shareholders	(400)	(307)	(50)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	52,278	63,632	10,264
Less: Non-GAAP income allocated to participating preferred shareholders	(207)	-	-
Non-GAAP net income attributable to ordinary shareholders	52,071	63,632	10,264
Non-GAAP net income per share
-Basic	0.61	0.61	0.10
-Diluted	0.56	0.57	0.09
Non-GAAP net income per ADS
-Basic	1.22	1.22	0.20
-Diluted	1.12	1.14	0.18
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	85,122,375	104,215,054	104,215,054
-Diluted	93,762,624	112,252,634	112,252,634

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	For the Nine Months Ended
	March 31, 2014	March 31, 2015	March 31, 2015
	RMB	RMB	US$
GAAP income before income tax expenses	169,838	216,682	34,954
Add back: share-based compensation expenses	22,943	20,866	3,366
Non-GAAP income before income tax expenses	192,781	237,548	38,320
GAAP income tax expenses	(38,685)	(37,193)	(6,000)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(38,685)	(37,193)	(6,000)
Non-GAAP net income	154,096	200,355	32,320
Add: Net loss/(income) attributable to the non-controlling interest shareholders	(328)	(872)	(141)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	153,768	199,483	32,179
Less: Non-GAAP income allocated to participating preferred shareholders	(631)	-	-
Non-GAAP net income attributable to ordinary shareholders	153,137	199,483	32,179
Non-GAAP net income per share
-Basic	1.87	1.94	0.31
-Diluted	1.65	1.78	0.29
Non-GAAP net income per ADS
-Basic	3.74	3.88	0.62
-Diluted	3.30	3.56	0.58
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	82,101,867	102,874,054	102,874,054
-Diluted	93,149,224	112,035,365	112,035,365

For more information, please contact:

Zhaopin Limited

Ms. Jessica Ye

Executive Vice President

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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